PE 11/26/2013

14005201

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 02 2014

Washington, DC 20549

January 2, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-2-14

Scott P. Towers
Ballard Spahr LLP
towerss@ballardspahr.com

Re: Exelon Corporation
Incoming letter dated November 26, 2013

Dear Mr. Towers:

This is in response to your letter dated November 26, 2013 concerning the shareholder proposal submitted to Exelon by Qube Investment Management Inc. We also have received a letter from the proponent dated December 8, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

January 2, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exelon Corporation
Incoming letter dated November 26, 2013

The proposal provides that the board of directors and/or the compensation committee limit the individual total compensation for each named executive officer to one hundred times the median annual total compensation paid to all employees of the company. The proposal also specifies that the pay ratio cap will be the same as required by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles.

There appears to be some basis for your view that Exelon may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law or rule 14a-8(i)(2) because it would, if implemented, cause Exelon to violate state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Exelon with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Exelon omits the proposal from its proxy materials in reliance on rules 14a-8(i)(1) or 14a-8(i)(2).

We are unable to conclude that Exelon has met its burden of establishing that Exelon may exclude the proposal under rule 14a-8(i)(3). Based on the arguments you have presented, we are unable to conclude that the proposal is materially false or misleading or that it is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Exelon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Exelon may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of senior executive compensation. Accordingly, we do not believe that Exelon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

QUBE

8 December 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

RE: Shareholder Proposal Submitted by Qube Investment Management Inc, Pursuant to Rule 14a-8 Under the Securities Exchange Act

Dear Sir or Madam:

I trust this letter finds you well.

Qube Investment Management Inc., a Registered Portfolio Management firm in the Canadian Provinces of Alberta and British Columbia, respectfully submits this letter in response to the November 26th submission by Exelon Inc. opposing the shareholder proposal made by Qube Investment Management in June of 2013. While we wish for our proposal to be included in the corporate proxy materials of the upcoming Annual Meeting of Shareholders, Exelon has requested the opportunity for it to be denied.

We were disappointed that Exelon was unwilling to discuss the proposal with us prior to the filing of their "no action" request and wish to continue proceeding with the Proposal as originally submitted to their shareholder relations department. Exelon has offered a number of points for exclusion. The following is our response to the their arguments:

I. Exelon Allegation - The Proposal may be excluded under Rule 14a-8(i)(1) because the Proposal is not a proper subject under the laws of the Commonwealth of Pennsylvania;

II. Exelon Alleges - The Proposal may be excluded under Rule 14a-8(i)(2) because it would cause Exelon to violate state law;

Qube Responds – We believe that the cited legislation from Pennsylvania is intended to ensure exactly what is being done here; protect shareholder control from contrary influences. We agree with Exelon that directors, in their capacity as representatives of the shareholder, must be in control of the company. Directors do not operate in a vacuum. They have numerous requirements, restrictions, duties and responsibilities imposed upon them by the shareowners.

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4

Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

We do not believe a large pay cap on executive officers will limit Director control of the corporation.

III. Exelon Alleges - The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is contrary to Rule 14a-9 since it contains materially false and misleading statements;

Qube Responds – Our proposal asks for a pay cap using the same methodology when/if reporting under Item 402 of Regulation S-K. We believe that our statement asking for the use of this methodology stays relevant independent of the status of this new rule. Further, we ask for the use of this methodology to create consistency and clarity in the definition and implementation of our proposed pay cap. Our supporting statement used data from Exelon's most recent proxy filing, generating context for the readers of our proposal. We do not intend, nor believe, that our proposal is misleading or false.

IV. Exelon Alleges- The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Exelon's ordinary business operations.

Qube Responds – We are only asking for the total compensation cap to apply to employment positions that the board is directly responsible for. These special positions attract fantastic compensation packages that are anything, but part of the ordinary business of the corporation.

CONCLUSION

For the reasons stated above, we ask that the SEC allow our proposal to be included in the Company's upcoming proxy materials. We believe that shareholder proposals offer a rare opportunity for shareowners to exercise their rights to ensure adequate stewardship of the corporation.

Please advise if you have any questions and best regards,

Best regards,

Ian Quigley, MBA
Portfolio Manager, QIM
<u>*ian@qubeconsulting.ca*</u>

cc. Corporate Secretary, Exelon Corporation
10 S. Dearborn Street, 54th Floor, Chicago, IL 60603
Lawrence.Bachman@exeloncorp.com

Ballard Spahr LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

November 26, 2013

Via Electronic Mail (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Exelon Corporation – Qube Investment Management Inc. Shareholder Proposal

Ladies and Gentlemen:

This letter is to inform you that our client, Exelon Corporation ("Exelon" or the "Company"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), intends to omit from its proxy statement and form of proxy for its 2014 annual meeting of shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal received from Qube Investment Management Inc. (the "Proponent")[1] by letter dated June 7, 2013 (the "Proposal"), a copy of which is attached hereto as Exhibit A.[2] Copies of additional correspondence between the Proponent and Exelon relating to the Proposal are attached hereto as Exhibit B.

Accordingly, on behalf of Exelon, we respectfully request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission" or the "Staff") concur in our view that the Proposal may be omitted from the 2014 Proxy Materials:

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1 Based on a letter from TD Waterhouse dated October, 21, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of its clients for, 14,319 shares of Exelon's common stock, and has held 7,593 shares of Exelon's common stock since at least October 21, 2012.

2 While the letter transmitting the Proposal is dated June 7, 2013, it was not received by Exelon until October 23, 2013. The letter was delivered in an envelope indicating a shipping date of October 22, 2013 and was accompanied by a letter from TD Waterhouse dated October 21, 2013.

(1) under Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania;

(2) under Rule 14a-8(i)(2) because the Proposal would, if implemented, cause Exelon to violate state law to which is it subject;

(3) under Rule 14a-8(i)(3) because the Proposal is contrary to Rule 14a-9 since it contains materially false and misleading statements; and

(4) under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Exelon's ordinary business operations.

To the extent the reasons for such omission are based on matters of state law, this letter constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). The signatory of this letter is a duly licensed attorney in the Commonwealth of Pennsylvania.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the Commission at shareholderproposals@sec.gov. Because this request will be submitted electronically pursuant to SLB 14D, the Company is not enclosing the additional six (6) copies ordinarily required by Rule 14a-8(j). Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of Exelon's intention to omit the Proposal from the 2014 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission more than eighty (80) calendar days before March 27, 2014, which is the date on which Exelon intends to file its definitive 2014 Proxy Materials with the Commission for Exelon's annual shareholders meeting scheduled for May 6, 2014. On behalf of Exelon, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to us only.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they submit to the Commission. Accordingly, on behalf of Exelon, we hereby request the Proponent to send a copy of any correspondence that it submits to the Commission with respect to the Proposal to Exelon's attention, c/o Corporate Secretary, Exelon Corporation, 10 S. Dearborn Street, 54th Floor, Chicago, IL 60603.

THE PROPOSAL

The Proposal requests action by Exelon on the following matter:

> **PROPOSAL – Total Executive Compensation Limit at 100 Times Average Wages**
>
> RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to ONE HUNDRED TIMES the median annual total compensation paid to all employees of the company. This pay ratio cap will be the same as as [sic] requried [sic] by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP).

The Proposal also includes the following supporting statement:

> **SUPPORTING STATEMENT**
>
> As a global player in the utilities sector, Exelon should take the lead in addressing continued public criticism that executive employees have been offered excessive compensation in recent years.
>
> The 2012 US Census Bureau American Community Survey (www.census.gov) states that the median household income in the US was $51,371, placing pay for Named Executive Positions [sic] (NEO) at Exelon over 200 times the average American worker in at least one case.
>
> It is reasonable to expect a rational link between the compensation programs of all employees at Exelon worldwide and a *fantastic* concept that any one employee's contribution could be considered greater than one hundred times the contribution of the other team members.
>
> A basic premise in the design of executive compensation is peer benchmarking. Research, including from the Conference Board, illustrates the flaw in this benchmarking logic. Three quarters of vacant CEO positions are filled from internal promotions and, when outside candidates are chosen, most are junior ranking executives brought in from elsewhere, not CEOs jumping ship. Focusing CEO compensation against peer positions ratchets gross pay while demoralizing employees with an inconsistent pay gap.

> As the CEO is an employee of the corporation, pay should be conducted within the context of compensation for the organization as a whole and an extension of the infrastructure that governs the rest of the company's wage program(s). This pay disconnect could demotivate employees and compromise the confidence of shareholders, both leading to lower share values.
>
> Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.

ANALYSIS

I. The Proposal may be omitted under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania.

A shareholder proposal may be omitted under Rule 14a-8(i)(1) if it is not a proper subject for action by shareholders under the laws of the jurisdiction of a company's organization. A shareholder proposal that purports to require board action improperly dismisses the authority of the board of directors under state law to decide whether a particular matter is in the best interests of the company at issue. The Proposal seeks shareholder approval of the Proponent's resolution that Exelon's Board of Directors and/or Compensation Committee limit the individual total annual compensation paid to certain executive officers of Exelon. The Proposal is not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania. Under Pennsylvania law, unless otherwise provided by statute, or in charter provision or bylaw adopted by the shareholders, all powers vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every business corporation shall be managed under the direction of, a board of directors. 15 Pa. C.S.A. §§1502(a) & 1721(a). The powers vested by law in a Pennsylvania business corporation and, therefore, to be exercised by or under the authority of the board of directors include the power to:

(a) fix the compensation of, and pay bonuses or other additional compensation to, officers and employees of the corporation (15 Pa. C.S.A. §1502(a)(16)); and

(b) pay pensions and establish pension plans, pension trusts, profit sharing plans, share bonus plans, share option plans, incentive and deferred compensation plans and other plans or trusts (15 Pa. C.S.A. §1502(a)(14)).

These powers are not varied by any provision of Exelon's Amended and Restated Articles of Incorporation or its Amended and Restated Bylaws. In addition, the Proposal is not cast as a recommendation or request but purports to be binding on Exelon if approved by shareholders and would require Exelon's Board of Directors or Compensation Committee to set compensation in accordance with the cap, regardless of the directors' fiduciary duties and regardless of whether or not such action is in Exelon's best interests. The Staff has consistently permitted the exclusion of shareholder proposals that are not a proper subject for action by shareholders or that require a company's board of directors to take certain action inconsistent with the discretionary authority provided under state law.[3]

The Proposal would improperly restrict the powers of Exelon's Board of Directors to determine compensation. Accordingly, we believe that the Proposal may be omitted under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania.

II. The Proposal may be omitted under Rule 14a-8(i)(2) because it would, if implemented, cause Exelon to violate state law to which is it subject.

A shareholder proposal may be omitted under Rule 14a-8(i)(2) if it would, if implemented, cause a company to violate any state, federal or foreign law to which is it subject. As discussed above, the powers vested by law in a Pennsylvania business corporation and to be exercised by or under the authority of its board of directors include the power to fix the compensation of, and pay bonuses or other additional compensation to, officers and employees of the corporation and the power to pay pensions and establish pension plans, pension trusts, profit sharing plans, share bonus plans, share option plans, incentive and deferred compensation plans and other plans or trusts. 15 Pa. C.S.A. §§1721(a), 1502(a)(16) & 1502(a)(14). The Staff has consistently permitted the exclusion of shareholder proposals that would, if implemented, cause a company to violate state law to which it is subject, including state corporate law.[4]

If implemented, the Proposal would cause Exelon to impermissibly restrict the ability of its Board of Directors to determine the level and form of compensation for certain of Exelon's executive officers and to establish compensation plans in violation of the provisions of Pennsylvania law exclusively vesting the exercise of such powers in Exelon's Board of Directors. We believe the Proposal may be omitted under Rule 14a-8(i)(2) because it would, if implemented, cause Exelon to violate Pennsylvania law.

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[3] *See, e.g.,* Celgene Corporation, SEC No-Action Letter (March 27, 2013); The Goldman Sachs Group, Inc., SEC No-Action Letter (February 7, 2013); IEC Electronics Corp., SEC No-Action Letter (October 31, 2012); Bank of America, SEC No-Action Letter (February 16, 2011); MGM MIRAGE, SEC No-Action Letter (February 6, 2008); Cisco Systems, Inc., SEC No-Action Letter (July 29, 2005); and Constellation Energy Group, Inc., SEC No-Action Letter (March 2, 2004) (all relating to proposals properly excluded under Rule 14a-8(i)(1) because they were improper subject to shareholder action under state law).

[4] *See, e.g.,* PG&E Corporation, SEC No-Action Letter (February 25, 2013); Abbott Laboratories, SEC No-Action Letter (February 1, 2013); Bank of America Corporation, SEC No-Action Letter (February 23, 2012); Gannett Co., Inc., SEC No-Action Letter (February 22, 2012); Johnson & Johnson, SEC No-Action Letter (February 16, 2012); RTI Biologies, Inc., SEC No-Action Letter (February 6, 2012) (all relating to properly excluded under Rule 14a-8(i)(2) because they would cause the companies to violate state law).

III. The Proposal may be omitted under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9 since it contains materially false and misleading statements.

A shareholder proposal may be omitted under Rule 14a-8(i)(3) if the proposal or the supporting statement is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (Sept. 15, 2004) provides that a shareholder proposal may be omitted under Rule 14a-8(i)(3) if it includes a factual statement that is false or misleading or if the resolution contained in the proposal is so inherently vague and indefinite that neither the shareholders voting on it, nor the company in implementing it, would be able to determine with any reasonable certainty what it requires. The Proposal is both false and misleading and inherently vague and indefinite.

A. False and Misleading

The Proposal states that the pay ratio cap "will be the same as as [sic] requried [sic] by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP)." This statement is materially false and misleading. The Commission does not require a pay ratio cap under Item 402 of Regulation S-K. On September 18, 2013, the Commission issued a proposed rule relating to disclosure of the ratio of the median of the annual total compensation of all employees to the annual total compensation of the chief executive officer, commonly referred to as the pay ratio provision of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Pub. L. No. 111-203 §953(b), 124 Stat. 1376 (2010)) (the "Dodd-Frank Act"). The proposed rule, if adopted, would add disclosure requirements to Item 402 of Regulation S-K regarding the compensation of chief executive officers. It is only a proposed rule, not a current requirement as stated in the Proposal.

Further, the proposed rule, if adopted, would impose a disclosure requirement, not a pay ratio cap. The provision of the Dodd-Frank Act that would be implemented by the final rule, if and when adopted, would compel disclosure of (1) the median annual total compensation of all employees of a company, calculated in accordance with the rule; (2) the annual total compensation of the chief executive officer; and (3) the ratio between the two compensation totals. Neither the Dodd-Frank Act provision nor the proposed rule imposes any "cap" on compensation of the chief executive officer or any other executive officer based on such ratio. There is also no reference in the proposed rule to a specific ratio (e.g., 100 times) of chief executive officer or other executive officer total compensation to the median total compensation of all employees. Also, the proposed rule relates only to the compensation of the chief executive officer; it does not require disclosure regarding the compensation of any other executive officer. In addition, the proposed rule has not been adopted and, therefore, a statement like the one in the Proposal that something is "required" by the proposed rule is false. The pay ratio provision of the Dodd-Frank Act and the proposed rule issuance by the Commission are each controversial and subject to debate. It is not clear whether the final rule will be substantially similar to the proposed rule. Even if the proposed rule were adopted in its current form, however, it would not mandate any cap on executive officer compensation as stated in the Proposal.

The supporting statement states that "[t]he 2012 US Census Bureau American Community Survey (www.census.gov) states that the median household income in the US was $51,371, placing pay for Named Executive Positions [sic] (NEO) at Exelon over 200 times the average American worker in at least one case." The comparison of the compensation of one Exelon executive officer to the U.S. Census-reported median household income in the US is irrelevant to the Proposal because the Proposal does not seek a cap based upon the median household income or the income of the average American worker. In addition, the Proposal is misleading because it suggests that the current highest paid executive officer's 2012 total compensation is in excess of 200 times the median household income referenced above. Based on the Summary Compensation Table included in Exelon's proxy statement for its 2013 annual meeting, while the total compensation for the former chief executive officer for 2012 (which included change-of-control payments and reflected changes in the value of pension benefits in connection with Exelon's merger with Constellation Energy Group, Inc. in March of 2012) was greater than 200 times the median household income referenced above, the total compensation for the current chief executive officer and highest paid named executive officer for 2012 was less than 200 times the median household income referenced above. The Staff has consistently concurred with the exclusion of shareholder proposals if the proposal is materially false or misleading.[5]

The Proposal is materially false and misleading in that it states that the Commission currently requires a cap on total compensation paid to certain executive officers equal to 100 times the median annual total compensation paid to all employees. This Proposal also is materially false and misleading because the supporting statement suggests that the 2012 total compensation of Exelon's current highest paid executive officer was more than 200 times the U.S. Census-reported median household income.

B. Inherently Vague and Indefinite

The Proposal does not define the terms "Named Executive Officers," "all employees" or "total compensation." The Proposal also does not explain how the cap would work. The failure to define these terms and explain how the cap would work makes the Proposal so inherently vague

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[5] *See* General Electric Company, SEC No-Action Letter (Jan. 6, 2009) (proposal was materially false and misleading because of "an underlying assertion" that the company had plurality voting when, in fact, the company had implemented majority voting.); Duke Energy Corp., SEC No-Action Letter (Feb. 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors" because the company had no nominating committee); Wal-Mart Stores, Inc., SEC No-Action Letter (avail Apr. 2, 2001) (excluded proposal to remove "all genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); McDonald's Corp., SEC No-Action Letter (Mar. 13, 2001) (granting no-action relief because the proposal to adopt "SA 8000 Social Accountability Standards" did not accurately describe the standards); and Conrail Inc., SEC No-Action Letter (Feb. 22, 1996) (proposal was materially false and misleading where it misstated a fundamental provision of a relevant plan).

and indefinite that neither the shareholders voting on the Proposal, nor Exelon in implementing the Proposal, would be able to determine with any reasonable certainty what it requires.

The Proposal does not define the term used to describe the executive officers whose individual total compensation would be limited. The Proposal refers to "each Named Executive Officer (NEO)" but does not define the term "Named Executive Officer." As a result, it is impossible to determine which executive officers would be subject to the Proposal. Item 402 of Regulation S-K requires disclosure of compensation of "named executive officers," defined in Item 402(a)(3) to include any individual serving as principal executive officer during the last completed fiscal year, any individual serving as principal financial officer, the three most highly compensated executive officers other than the principal executive officer and the principal financial officer and up to two additional individuals for whom disclosure would have been required but for the fact that such individual was not serving as an executive officer at the end of the last completed fiscal year. The instructions to Item 402(a)(3) provide that the determination as to which executive officers are most highly compensated is to be made by reference to total compensation for the last completed fiscal year. Even if the phrase "Named Executive Officer" as used in the Proposal were interpreted to mean "named executive officer" as defined in Item 402(a)(3) of Regulation S-K, and the determination as to who is a "Named Executive Officer" were made based on total compensation for the last completed fiscal year, any reduction in the compensation of a "Named Executive Officer" may result in such executive officer no longer being among the most highly compensated executive officers and a different executive officer becoming a "Named Executive Officer." These uncertainties about the executive officers whose individual total compensation would be limited make the Proposal inherently vague and indefinite.

The Proposal also does not clearly define the employees whose median annual total compensation is to be used to calculate the limit on total compensation. The Proposal describes this group as "all employees of the Company." It is not clear whether the compensation of part-time employees would be included in determining such median compensation and, if so, whether such compensation should be adjusted to the equivalent of full-time employees. The Proposal is also unclear as to whether the determination of such median compensation would include the compensation of: partial year employees (and, if so, whether such should be annualized); contract employees; or employees of subsidiaries. One interpretation of the phrase "all employees of the Company" would require inclusion of each "Named Executive Officer." The supporting statement states that "the CEO is an employee of the corporation," which suggests that the chief executive officer and each other "Named Executive Officer" should be included in "all employees." Another plausible interpretation of the phrase "all employees of the Company" would exclude each "Named Executive Officer." Depending on which employees are included in the term "all employees," calculation of median annual compensation and the pay ratio cap could vary dramatically. Because the Proposal fails to define the employees whose median annual total compensation is to be used to calculate the limit on total compensation, the Proposal is inherently vague and indefinite.

The Proposal does not define "total compensation" or set forth a framework for calculating it. For example, it is not clear whether it should include stock options, accrued vacation, healthcare or other benefits, or how they should be valued. The time period for which "total compensation" is to be calculated is also unclear. Because of this, neither Exelon nor its shareholders can determine what is included in total compensation or how the cap would work and the Proposal is inherently vague and indefinite.

The proposal does not explain how the cap would work and whether it would be applied retroactively to reduce total compensation that has already been paid or to limit total compensation to be paid in the future. Because the Proposal fails to explain how the cap would work, the Proposal is inherently vague and indefinite.

We note that the Commission declined to take a no action position with respect to another compensation cap proposal but believe the Proposal is distinguishable because the other proposal related only to the compensation of the chief executive officer, defined the key terms "Compensation" and "Non-Managerial Workers" and was non-binding.[6]

The Staff has consistently concurred with the exclusion of shareholder proposals related to executive compensation if the proposal fails to define key terms or is subject to materially differing interpretations because neither the shareholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires.[7] Earlier this year, the Staff concurred with the exclusion of several proposals related to the acceleration of vesting of equity awards to senior executives upon a change of control. In these cases, the proposals failed to provide a definition of "change of control," and certain other operative language was subject to multiple interpretations. As the Staff noted, "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[8] *FirstEnergy Corp.* (Feb. 21, 2013); *Newell Rubbermaid Inc.* (Jan. 11, 2013); *Praxair Inc.* (Jan. 10, 2013). Accordingly, we believe the Proposal may be omitted under Rule 14a-8(i)(3) because it is inherently vague and indefinite.

We are aware that the Staff sometimes allows shareholders to revise their proposals and supporting statements. It is our understanding that, in accordance with Staff Legal Bulletin No. 14 (July 13, 2001), this is typically done when the revisions "are minor in nature and do not alter

6 *See* International Paper Co., SEC No-Action Letter (Oct. 28, 2013).

7 *See* General Electric Co., SEC No-Action Letter (Jan. 14, 2013) (excluded proposal that requested the return of vested option shares upon the death of a director); Verizon Communications Inc., SEC No-Action Letter (Jan. 1, 2012) (excluded proposal that requested a limit on accelerated vesting of equity awards); and General Electric Co., SEC No-Action Letter (Jan. 21, 2011) (excluded proposal to modify senior executive compensation to promote a longer-term perspective).

8 FirstEnergy Corp., SEC No-Action Letter (Feb. 21, 2013); Newell Rubbermaid Inc., SEC No-Action Letter (Jan. 11, 2013); PepsiCo, Inc., SEC No-Action Letter (Jan. 10, 2013); Bristol-Myers Squibb Co., SEC No-Action Letter (Jan. 10, 2013); Praxair Inc., SEC No-Action Letter (Jan. 10, 2013); and Staples Inc., SEC No-Action Letter (Mar. 5, 2012) (all relating to proposals properly excluded under 14(a)-(8)(i)(3) because the proposals, which depended on a definition of "change-of-control," were vague and indefinite.).

the substance of the proposal" for "proposals that generally comply with the substantive requirements of the rule." Because the entire Proposal is materially false and misleading and inherently vague and indefinite, the Proposal does not generally comply with the rule. The required revisions would not be minor in nature but would involve extensive editing or rewriting of the entire Proposal and would alter the entire substance of the Proposal. As a result, we believe the entire Proposal may be omitted under Rule 14a-8(i)(3) and that the Proponent should not be given the opportunity to revise the Proposal because it is materially false and misleading and so inherently vague and indefinite that neither shareholders nor Exelon can determine what is intended.

IV. The Proposal may be omitted under Rule 14a-8(i)(7) because it deals with a matter relating to Exelon's ordinary business operations.

A shareholder proposal may be omitted under Rule 14a-8(i)(7) if it deals with a matter relating to a company's ordinary business operations. The acknowledged purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business matters on which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business."[9] Staff Legal Bulletin No. 14A (July 12, 2002) explained that the Staff applies a bright-line analysis when considering whether or not a proposal relating to equity or cash compensation is excludable under Rule 14a-9(i)(7), allowing companies to exclude proposals that "relate to general employee compensation matters" but requiring companies to include proposals that "concern <u>only</u> senior executive and director compensation."

While the Proposal may appear to relate solely to the compensation of certain executive officers, because it limits total compensation for each Named Executive Officer (however defined), the Proposal actually has a very broad application reaching all employees of the Company and impacts general employee compensation matters. By linking compensation of certain executive officers to that of all employees, the Proposal, if implemented, would only permit an increase in the compensation of such executive officers if the compensation of all employees were increased. Although the Proposal purports only to limit compensation of executive officers, the Proposal would operate as an initiative to increase average pay of all employees other than such executive officers. We believe the Proposal may be omitted under Rule 14a-8(i)(7) because it deals with a matter relating to Exelon's ordinary business operations. The Staff has consistently permitted the exclusion of shareholder proposals that relate to general employee compensation matters.[10]

---

9 Exchange Act Release No. 34-12999 (Nov. 22, 1976).

10 *See* Microsoft Corp. SEC No-Action Letter (Sept. 17, 2013) (excluded proposal that requests the board limit the average individual total compensation of senior management, executives and "all other employees the board is charged with determining compensation for to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company."); Ford Motor Co.,
(continued...)

We believe the Proposal may be omitted under Rule 14a-8(i)(7) because it deals with general employee compensation, a matter relating to Exelon's ordinary business operations.

Supplementally, we are aware that the Proponent has submitted similar binding proposals to General Mills, Inc. and Microsoft Corporation and the Staff confirmed that it would not recommend enforcement action if General Mills, Inc. omitted the proposal on procedural grounds or if Microsoft Corporation omitted the proposal under Rule 14a-9(i)(7). The proposal submitted to Microsoft Corporation differed from the one submitted to Exelon in that it included some detail with respect to the determination of total compensation and did not reference a pay ratio cap required by the Commission.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Exelon excludes the Proposal from its 2014 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (215) 864-8632 or Lawrence Bachman, Exelon's Assistant General Counsel, at (312) 394-4485.

Sincerely,

Scott P. Towers

SPT/dms
Enclosures
cc: Qube Investment Management Inc.
Bruce G. Wilson, Esquire (via electronic mail)
Lawrence Bachman, Esquire (via electronic mail)
Scott N. Peters, Esquire (via electronic mail)
Robert C. Gerlach, Esquire

(...continued)

SEC No-Action Letter (Feb. 5, 2013) (excluded proposal that required board to revise its "practice/policy for the distribution of the funds designated and assigned to pay for stock options, bonuses, and profit sharing."); Deere & Co., SEC No-Action Letter (Oct. 17, 2012) (excluded proposal that requested managing officers and directors to repatriate a portion of their compensation into an employee bonus pool); Emerson Electric Co., SEC No-Action Letter (Oct. 17, 2012) (excluded proposal that required officers and directors to donate part of their compensation to an employee bonus pool); ENGlobal Corp., SEC No-Action Letter (Mar. 28, 2012) (excluded proposal to amend ENGlobal's 2009 equity incentive plan); and Delta Air Lines, Inc., SEC No-Action Letter (Mar. 27, 2012) (excluded proposal that requested that the company prohibit payments to management or executive incentive program unless there is a process to fund the retirement accounts of Delta pilots who retired on or prior to Dec. 13, 2007).

EXHIBIT A

PROPOSAL

[SEE ATTACHED]

QUBE

June 7, 2013 RECEIVED OCT 28 2013

Bruce G. Wilson
Corporate Secretary
Exelon Corporation
10 South Dearborn Street
PO Box 805398
Chicago, Illinois 60680-5398
Bruce.Wilson@exeloncorp.com

RE: Independent Shareholder Proposal

Dear Mr. Wilson:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 85 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients hold investments based on their quality of earnings and social responsibility. We have been proud to hold your shares in our portfolio since June 2011 and have attached proof of ownership from our institutional brokerage/custodian. We currently hold 14,319 shares on behalf of our investors. Our intention is to continue holding these securities through to the Annual Meeting our Shareholders and likely well beyond that.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal for the upcoming Annual Shareholder's Meeting:

PROPOSAL — Total Executive Compensation Limit at 100 Times Average Wages

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to ONE HUNDRED TIMES the median annual total compensation paid to all employees of the company. This pay ratio cap will be the same as as requried by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP).

SUPPORTING STATEMENT

As a global player in the utilities sector, Exelon should take the lead in addressing continued public criticism that executive employees have been offered excessive compensation in recent years.

The 2012 US Census Bureau American Community Survey (www.census.gov) states that the median household income in the US was $51,371, placing pay for Named Executive Positions (NEO) at Exelon over 200 times the average American worker in at least one case.

Edmonton: 200 Kendall Building | 9414 - 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

It is reasonable to expect a rational link between the compensation programs of all employees at Exelon worldwide and a *fantastic* concept that any one employee's contribution could be considered greater than one hundred times the contribution of the other team members.

A basic premise in the design of executive compensation is peer benchmarking. Research, including from the Conference Board, illustrates the flaw in this benchmarking logic. Three quarters of vacant CEO positions are filled from internal promotions and, when outside candidates are chosen, most are junior ranking executives brought in from elsewhere, not CEOs jumping ship. Focusing CEO compensation against peer positions ratchets gross pay while demoralizing employees with an inconsistent pay gap. As the CEO is an employee of the corporation, pay should be conducted within the context of compensation for the organization as a whole and an extension of the infrastructure that governs the rest of the company's wage program(s). This pay disconnect could demotivate employees and compromise the confidence of shareholders, both leading to lower share values.

Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.

We would be happy to attend the meeting to communicate this proposal in person, if required. Please advise should you require any other information from us. Thank you for allowing shareholders the opportunity to make proposals at the annual shareholder's meeting.

Best regards,

Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca

TD Waterhouse
TD Waterhouse Canada Inc
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Oct. 21st 2013

To Whom It May Concern:

This is to verify that As of Oct. 21st, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 14319 shares of EXELON CORP.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery

EXHIBIT B

CORRESPONDENCE

[SEE ATTACHED]

Bachman, Lawrence C:(BSC)

From: Bachman, Lawrence C:(BSC)
Sent: Thursday, October 31, 2013 7:36 AM
To: ian@qubeconsulting.ca
Subject: Exelon Corporation

Mr. Quigley: I attach Exelon Corporation's response to the shareholder proposal submitted by Qube Investment Management Inc.

The original of the attached is being sent to you by Federal Express.

Larry Bachman

Assistant General Counsel, Corporate Governance

Exelon Corporation

10 S. Dearborn, 49th Floor

Chicago, IL 60603

Ph: 312-394-4485

Exelon.

Lawrence C. Bachman
10 S. Dearborn, 49th Floor
Chicago, IL 60603
312.394.4485
Lawrence.Bachman@exeloncorp.com

October 30, 2013

VIA EMAIL AND FEDERAL EXPRESS

Mr. Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building
9414-91 Street NW
Edmonton, AB T6C 3P4

Dear Mr. Quigley:

Exelon Corporation ("Exelon") received your letter dated June 7, 2013, on October 23, 2013 (a copy of the UPS Express shipping label is included), relating to a shareholder proposal that Qube Investment Management Inc. ("Qube") wishes to have included in the proxy statement for the annual meeting of the shareholders of Exelon to be held in 2014 (the "Proposal"). Despite our attempts to reach you by telephone on Monday, October 28th and Wednesday, October 30th, we have not had a chance to discuss the Proposal with you.

As you know, the submission of Qube's Proposal is governed by the rules and regulations promulgated by the Securities and Exchange Commission (the "SEC"), particularly Reg. 240.14a-8 (a copy of which is included for your review).

Under Reg. §240.14a-8(b)(1), in order to submit a proposal, Qube must have continuously held at least $2,000 in market value of Exelon common stock for at least one year by the date it submitted its proposal, and Qube must continue to hold those shares through the date of the 2014 annual meeting. We note that while your letter asserts that Qube intends to hold its Exelon shares through the date of the 2014 annual meeting, Qube's publication, *Qube Quarterly, 2013: Q3*, posted October 11, 2013 (a copy of the relevant portions of which is included for your review), states that "[w]e continue to ponder a divestiture of Exelon stock here at the end of Q3 2013." We therefore question Qube's declared intention to continue to hold the shares, and we request clarification and further assurances of Qube's intentions regarding its ownership of Exelon stock.

Under Reg. §240.14a-8(b)(2), Qube must prove its eligibility and may do so by submitting a written statement from the "record" holder of its securities verifying that, at the time Qube submitted its proposal, Qube continuously held the securities for at least one year. The copy of the letter you provided from TD Waterhouse dated

October 21, 2013 states that "[a]s of October 21, 2013, Qube Investment Management Inc. holds and has been set up to receive and exercise proxies on behalf of their [sic] clients, for 14319 shares of EXELON CORP." This TD Waterhouse letter does not confirm that Qube had continuously held at least $2,000 in market value of Exelon common stock for at least one year by October 21, 2013 and, therefore, does not comply with the proof of eligibility requirements of Reg. §240.14a-8(b)(2).

Pursuant to Reg. §240.14a-8(f)(1), you have fourteen (14) calendar days from the date of your receipt of this letter to provide to us an Ownership Affirmation that complies with the requirements of Reg. §240.14a-8(b)(2). If you fail to follow these eligibility and procedural requirements as outlined above, Exelon may exclude the Proposal from the 2014 proxy statement and form of proxy.

We are reviewing whether the Proposal otherwise complies with Reg. §240.14a-8. In addition, please note that Reg. §240.14a-8 also requires that either you or a representative present your Proposal at the annual meeting, which Exelon anticipates will be held in Philadelphia, Pennsylvania in May of 2014.

In addition to the requirements of the SEC set forth above, Exelon's bylaws require other disclosures from a shareholder submitting a proposal. Section 3.05(b)(1)(ii) of Exelon's bylaws require that any shareholder submitting a Proposal must disclose the class and number of shares of Exelon owned beneficially and of record by the shareholder along with any other ownership interests, including derivatives, hedged positions and other economic or voting interests in Exelon. Section 3.05(b)(1)(ii) of Exelon's bylaws also require that any shareholder submitting a Proposal must also submit a statement as to whether it intends to deliver a proxy statement regarding its Proposal to the other Exelon shareholders. Copies of the relevant bylaw provisions are included for your information.

We look forward to your response to this letter. I can be reached by regular mail at the address above, by email at lawrence.bachman@exeloncorp.com or by telephone at 312-394-4485.

Very truly yours,

Lawrence C. Bachman

cc: Bruce G. Wilson, Senior Vice President,
Deputy General Counsel and Corporate Secretary



Qube Quarterly

2013: Q3

Alberta Pension Reform: Is the Golden Goose Cooked?

Exelon: A Power Outage on Good Management

By Colin Seto & Ian Quigley, MBA

The utilities sector is one of the smallest market segments making up only 2-4% of the total companies traded in the public markets.

These organizations have to invest massive sums of capital to build electricity, gas and water generation and distribution operations. As a result, they often operate in near monopolistic scenarios with heavy gov't regulation. This intervention is not all bad as it can also guarantee investors a base return on their investment.

Qube monitors and analyzes on a semi-annual basis the following companies in the utilities sector:

- Consolidated Edison;
- Exelon;
- Nextera;
- PG&E;
- Xcel Energy Corp;
- TransAlta;
- Enbridge.

Companies in the utility sector have always been known for their attractive yields, usually ranging from two to four percent. Coupled with their tradition of being "safe", thanks to market regulations that assure the firm a minimum return, it is no wonder that they are considered attractive by income investors.

Exelon, one of the largest electric power companies in the U.S. with a market capitalization of $25 billion and over 25,000 employees is no stranger to this business. It sports a dividend yield of 4.1% and has been paying dividends since its inception twelve years ago. Unfortunately, the stock has been underperforming its peers and has recently fallen from $70 in 2008 to the current price of $30. This represents a 57% decrease in stock value and many shareholders are now asking the same question: is it time to get rid of Exelon?

In our Q1 2013 newsletter, we had discussed our interest in selling Exelon. We had determined to hold our position while monitoring the financial statements for promised synergies in its merger with Constellation Energy. For the past 6 months, Exelon's quantitative metrics have continued to deteriorate in an environment unkind to utilities (rising interest rates). We continue to ponder a divestiture of Exelon here at the end of Q3 2013.

Excess Power Supply in the PJM Region

Exelon released their most recent financial results for Q2 on July 31st. Earnings were at $0.53 a share which was on the lower end of management's guidance of $0.50 - $0.60 a share.[1] The most disappointing news was that PJM, the power grid operator that maintains and operates the area Exelon resides in, managed to secure capacity for the 2016-2017-delivery year at much lower prices than expected.[2]

The base price secured was $59.37, down 56% from last year's auction. The drop indicates an excess power supply even when considering the large number of coal plants that will be retired in the next five years. These electricity markets provide core revenue for utility companies to maintain their services on the grid. Overall, weak prices are a concern in the PJM region as Exelon has 65% of its energy generating capacity located here and, like every other power company, its profits depend on power prices.

---

[1] http://seekingalpha.com/article/1589492-exelons-ceo-discusses-q2-2013-results-earnings-call-transcript

[2] http://www.reuters.com/article/2013/05/24/utilities-pjm-capacity-idUSL2N0E51WW20130524

Dividend Less Competitive

Suffering from falling power prices in both the spot market and in long-term purchasing power agreements, Exelon announced that it would slice its dividend from 52.5 cents to 31 cents in the second quarter. The cut in dividend by Exelon represents a huge blow to income-focused investors. While a 4.1% yield is still very attractive, there are many higher yielding power companies out there such as Duke Energy (DUK) and FirstEnergy (FE), which yield 4.8% and 5.9% respectively.

Our Questions

We believe that the reduced dividend illustrates the result of a number of poor decisions made by management. Power markets are volatile and the risks associated require anticipation and mitigation. Before the dividend cut, the dividend payout ratio was between 80 to 90 percent. This means that for every $1 that Exelon earned, 80 to 90 cents was given back to shareholders. In the long run, a high payout ratio like this is bound to fail, as it retains too little for Exelon to pursue growth. While the company communicates a planned dividend payout between 65 to 70 percent earnings (which is in line with other utility companies) the damage is done.

Compounding this, the board in 2012 approved a pay package for its top two executives worth a combined $18 million. CEO Christopher Crane received $10.2 million in compensation while Chairman Mayo Shattuck III received $8 million.[3] Former Chairman and CEO John Rowe also received more than $23 million upon his retirement in 2012 (much of it pension enhancements). Where is the board and why did they not implement a "clawback" plan to limit compensation when results have been so underwhelming?

We continue to be displeased with Exelon and will be considering alternatives in the quarter to come.

[3] http://www.chicagobusiness.com/article/20130315/NEWS11/130319855/exelon-makes-big-exec-payouts-as-stock-price-drops

EXELON CORPORATION
AMENDED AND RESTATED
BYLAWS

ARTICLE I.
Offices and Fiscal Year

Section 1.01 Registered Office. The registered office of the corporation in the Commonwealth of Pennsylvania shall be at 2301 Market Street, Philadelphia, Pennsylvania 19103.

Section 1.02 Other Offices. The corporation may also have offices at such other places within or without the Commonwealth of Pennsylvania as the board of directors may from time to time appoint or as may be necessary, advisable or appropriate for the business of the corporation.

Section 1.03 Fiscal Year. The fiscal year of the corporation shall begin on the first day of January in each year.

ARTICLE II.
Notice - Waivers - Meetings Generally

Section 2.01 Manner of Giving Notice.

(a) General Rule. Whenever written notice is required to be given to any person under the provisions of the Business Corporation Law or by the articles or these bylaws, it may be given to the person either personally or by sending a copy thereof by first class or express mail, postage prepaid, or by telegram (with messenger services specified), telex or TWX (with answerback received) or courier service, charges prepaid, or by facsimile transmission, to the address (or to the telex, TWX or facsimile transmission telephone number) of the person appearing on the books of the corporation, or as otherwise permitted by applicable law, or, in the case of directors, supplied by the director to the corporation for the purpose of notice. If the notice is sent by mail, telegraph or courier service, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office or courier service for delivery to that person or, in the case of telex or TWX, when dispatched or, in the case of facsimile transmission, when received. Notwithstanding the foregoing, written notice of any meeting of shareholders may be sent by any class of mail, postage prepaid, so long as such notice is sent at least 20 calendar days prior to the date of the meeting. A notice of meeting shall specify the place, day and hour of the meeting and any other information required by any other provision of the Business Corporation Law, the articles or these bylaws.

(b) Adjourned Shareholder Meetings. When a meeting of shareholders is adjourned, it shall not be necessary to give any notice of the adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the board fixes a new record date for the adjourned meeting or the Business Corporation Law requires notice of the business to be transacted and such notice has not previously been given.

Section 2.02 Notice of Meetings of the Board of Directors.

fixed by the secretary shall not be more than 60 calendar days after the date of the action calling the special meeting.

Section 3.04 Quorum and Adjournment.

(a) General Rule. A meeting of the shareholders of the corporation duly called shall not be organized for the transaction of business unless a quorum is present. Except as otherwise provided in the terms of the Preferred Stock, the presence of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purposes of consideration and action on the matter. Shares of the corporation owned, directly or indirectly, by it shall not be counted in determining the total number of outstanding shares for quorum purposes at any given time.

(b) Withdrawal of a Quorum. The shareholders present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

(c) Adjournments Generally. Any regular or special meeting of the shareholders, including one at which directors are to be elected and one which cannot be organized because a quorum has not attended, may be adjourned, except as otherwise provided by the Business Corporation Law, for such period and to such place as the shareholders present and entitled to vote shall direct.

(d) Electing Directors at Adjourned Meeting. Those shareholders entitled to vote who attend a meeting called for the election of directors that has been previously adjourned for lack of a quorum, although less than a quorum as fixed in this Section of these bylaws, shall nevertheless constitute a quorum for the purpose of electing directors.

(e) Other Action in Absence of Quorum. Those shareholders entitled to vote who attend a meeting of shareholders that has been previously adjourned for one or more periods aggregating at least 15 calendar days because of an absence of a quorum, although less than a quorum as fixed in this Section of these bylaws, shall nevertheless constitute a quorum for the purpose of acting upon any matter set forth in the notice of the meeting if the notice states that those shareholders who attend the adjourned meeting shall nevertheless constitute a quorum for the purpose of acting upon the matter.

Section 3.05 Action by Shareholders.

(a) General Rule. Except as otherwise provided in the Business Corporation Law or the articles or these bylaws, whenever any corporate action is to be taken by vote of the shareholders of the corporation, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and, if any shareholders are entitled to vote thereon as a class, upon receiving the affirmative vote of a majority of the votes cast by the shareholders entitled to vote as a class, in each case at a duly organized meeting of shareholders. Except as otherwise provided in the terms of the Preferred Stock or when acting by unanimous consent to remove a director or directors, the shareholders of the corporation may act only at a duly organized meeting.

(b) Conduct of Business. Only such business will be conducted at an annual or special meeting of shareholders as shall have been properly brought before the meeting by or at the direction of the board of directors, or with respect to an annual meeting, by any shareholder who complies with the procedures set forth in this Section.

(1) For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given to the secretary of the corporation timely written notice of the shareholder's intention to make a proposal, in the manner and form prescribed herein, whether or not the proposed business is to be included in the corporation's proxy statement.

(i) To be timely, a shareholder's notice with respect to an annual meeting of shareholders must be addressed to the secretary of the corporation at the principal executive offices of the corporation and received by the secretary not less than 120 calendar days in advance of the first anniversary of the date on which the corporation first mailed its proxy materials to shareholders for the prior year's annual meeting of shareholders, and this notice requirement shall not be affected by any adjournment of said meeting; provided, however, that in the event public announcement of the date of the annual meeting is not made at least 75 calendar days prior to the date of the annual meeting, notice by the shareholder to be timely must be so received not later than the close of business on the 10th calendar day following the day on which public announcement is first made of the date of the annual meeting.

(ii) A shareholder's notice to the secretary must set forth as to each matter the shareholder proposes to bring before the annual meeting (A) a description in reasonable detail of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (B) the name and address, as they appear on the corporation's books, of the shareholder proposing such business and of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class and number of shares of the corporation and any other ownership interests, including derivatives, hedged positions and other economic or voting interests in the corporation that are owned beneficially and of record by the shareholder proposing such business and by the beneficial owner, if any, on whose behalf the proposal is made, (D) any material interest of such shareholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made in such business, and (E) a representation as to whether such shareholder intends to deliver a proxy statement regarding such matters to the other shareholders of the corporation.

(iii) Notwithstanding the foregoing provisions of these bylaws, a shareholder must also comply with all applicable requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder with respect to the matters set forth in this Section. For purposes of this Section, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Bloomberg Business News, or Reuters Economic Services or in a document publicly filed by the corporation with the

Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act, or publicly filed by the corporation with any national securities exchange or quotation service through which the corporation's stock is listed or traded, or furnished by the corporation to its shareholders. Notwithstanding the foregoing, no notice of the date of the annual meeting is required for the advance notice provision of this Section 3.05 (b) to be effective if the annual meeting is held on such date as specified in Section 3.02 of these bylaws. Nothing in this Section will be deemed to affect any rights of shareholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(2) At a special meeting of shareholders, only such business may be conducted or considered as is properly brought before the meeting. To be properly brought before a special meeting, business must be (i) specified in the notice of the meeting (or any supplement thereto) given in accordance with Section 2.03 of these bylaws or (ii) otherwise brought before the meeting by the presiding officer or by or at the direction of a majority of the total number of directors that the corporation would have if there were no vacancies on the board of directors (the "Whole Board").

(3) The determination of whether any business sought to be brought before any annual or special meeting of the shareholders is properly brought before such meeting in accordance with this Section of these bylaws will be made by the presiding officer of such meeting. If the presiding officer determines that any business is not properly brought before such meeting, he or she will so declare to the meeting and any such business will not be conducted or considered.

Section 3.06 Organization.

(a) Presiding Officer and Secretary of Meeting. At every meeting of the shareholders, the chairman of the board, or such other officer of the corporation designated by a majority of the Whole Board, will call meetings of shareholders to order or, in the case of vacancy in office and absence by action of the Whole Board, one of the following officers present in the order stated: The chief executive officer, if there be one, the president, if there be one, the vice presidents in their order of rank and seniority shall act as "presiding officer" of the meeting. The term "presiding officer" means an officer who presides over a meeting of shareholders. The secretary or, in the absence of the secretary, an assistant secretary, or, in the absence of both the secretary and assistant secretaries, a person appointed by the presiding officer of the meeting, shall act as secretary of the meeting.

(b) Rules of Conduct. Unless otherwise determined by the board of directors prior to the meeting, the presiding officer of the meeting of shareholders will determine the order of business and have the authority to make such rules or regulations for the conduct of meetings of shareholders as such presiding officer deems necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to shareholders of record of the corporation and their duly authorized and constituted proxies, and such other persons as the board of directors or the presiding officer shall permit, restrictions on entry to the meeting after the time

Bachman, Lawrence C:(BSC)

From: Ian Quigley [ian@qubeconsulting.ca]
Sent: Thursday, October 31, 2013 5:37 PM
To: Bachman, Lawrence C:(BSC)
Cc: Stacey Quigley; brenda@qubeconsulting.ca
Subject: Re: Exelon Corporation
Attachments: ATT747720.htm

Hello Mr. Bachman:

Please find attached our response to your concerns. We will pop a paper version in the mail as well.

QUBE

31 October 2013

Lawrence C. Bachman
Exelon Corporation
10 S. Dearborn, 49th Floor
Chicago, IL 60603

Dear Mr. Bachman:

Thank-you for your letter dated October 30th, 2013. I am sorry we have been unable to touch base by telephone. I left you a return message on Oct 29th and then received your package yesterday by email. It appears you have two concerns related to our proposal that I am happy to clarify for you as follows:

- Reg. 240-.14a-8(b)(1) - $2000

We are agreed that 240.14a-8(b)(1) requires a proxy holder to have continuously held at least $2000 in shares for at least one year by the date of the submitted proposal. Our custodian provided this independent verification, stating our share position is at 14,319 shares. As Exelon shares have not fallen below $28 in many years we believe it is therefore sufficiently clear and obvious that we (grossly) exceed the required minimums as stated in the regulations.

- Reg. 240-.14a-8(b)(1) – Qube Quarterly 2013: Q3

We are honored that you have read our recent investor commentary. In this edition we expressed concerns over decisions by Exelon management. It is from these concerns that we proceeded on behalf of our shareholders to lodge the proposal in question and it is our hope that such action will help return lost shareholder value. Certainly, as stated in our proposal, we will await the results from the AGM before a final decision is made on a potential divestiture.

Therefore please accept this letter as our response, as per Reg 280.14a-8(f)(1), to your letter. We firmly believe that we remain in compliance with all requirements for submission of the proposal. Further, we wish to express our disappointment that rather than addressing our valid concerns, Exelon has chosen to seek technical disqualifications. Should you wish to have a productive dialogue, we invite and welcome such opportunity. Shareholder participation is a key right and inclusion of a proposal such as ours demonstrates Exelon's respect for its key stakeholders.

Regards,

Ian Quigley, MBA
Portfolio Manager, QIM

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

Bachman, Lawrence C:(BSC)

From:	Bachman, Lawrence C:(BSC)
Sent:	Friday, November 01, 2013 4:45 PM
To:	ian@qubeconsulting.ca
Subject:	Exelon Corporation
Attachments:	Exelon Letter to Qube 11-1-13.pdf

Mr. Quigley: I attach Exelon Corporation's response to your October 31, 2013 letter.

The original of this letter is being sent to you by Federal Express.

Larry Bachman
Assistant General Counsel, Corporate Governance
Exelon Corporation
10 S. Dearborn, 49th Floor
Chicago, IL 60603

Ph: 312-394-4485

Exelon.

Lawrence C. Bachman
10 S. Dearborn, 49th Floor
Chicago, IL 60603
312.394.4485
Lawrence.Bachman@exeloncorp.com

November 1, 2013

VIA EMAIL AND FEDERAL EXPRESS

Mr. Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building
9414-91 Street NW
Edmonton, AB T6C 3P4

Dear Mr. Quigley:

Exelon Corporation ("Exelon") received your letter dated October 31, 2013 (the "October 31 Letter") responding to Exelon's October 30, 2013 deficiency notice (the "Deficiency Notice") relating to a shareholder proposal (the "Proposal") that Qube Investment Management Inc. ("Qube") wishes to have included in the proxy statement for the annual meeting of the shareholders of Exelon to be held in 2014 and form of proxy (the "2014 Proxy Statement"). The Proposal was submitted to Exelon in a letter from Qube dated June 7, 2013, which letter was received by Exelon on October 23, 2013 (the "October 23 Letter").

As we advised in the Deficiency Notice, the submission of Qube's Proposal is governed by the rules and regulations promulgated by the Securities and Exchange Commission (the "SEC"), particularly Reg. 240.14a-8, a copy of which was included with the Deficiency Notice. Based on our review of Qube's October 31 Letter, Qube still has not complied with the proof of eligibility requirements of Reg. 240.14a-8(b)(2). Qube has until **November 14, 2013** to provide us with the statement from the record holder required by Reg. 240.14a-8(b)(2)(i). If Qube fails to follow such eligibility and procedural requirements, Exelon may exclude the Proposal from the 2014 Proxy Statement.

Since Qube has not made any filings with the SEC under the Securities Exchange Act of 1934 with respect to its ownership of Exelon common stock, the only way for it to satisfy the eligibility requirements of Reg. 240.14a-8(b)(1) is to submit to Exelon a written statement from the record holder of Exelon's common stock verifying that, at the time Qube submitted its proposal, it continuously held Exelon's common stock for at least one year.

The letter from TD Waterhouse, dated October 21, 2013, that Qube submitted with its October 23 Letter (the "TD Waterhouse Letter") indicates only the number of shares of Exelon common stock currently held by Qube. It does not indicate the period of time such shares of Exelon common stock have been held by Qube. Accordingly, the TD Waterhouse Letter does not comply with the requirements of Reg. §240.14a-8(b)(2)(i). A letter from Qube cannot satisfy the eligibility requirements of Reg. 240-14a-8(b)(2)(i) since Qube is not the record holder of the shares of Exelon common stock at issue. Nevertheless, we note that both the October 23 Letter and the October 31Letter fail to state that Qube has continuously held the shares of Exelon common stock at issue for at least one year; rather, such letters focus only on the number of Exelon shares currently held by Qube, as does the TD Waterhouse Letter.

We look forward to your response to this letter. I can be reached by regular mail at the address above, by email at lawrence.bachman@exeloncorp.com or by telephone at 312-394-4485.

Very truly yours,

Lawrence C. Bachman

cc: Bruce G. Wilson, Senior Vice President,
Deputy General Counsel and Corporate Secretary

Bachman, Lawrence C:(BSC)

From: Ian Quigley [ian@qubeconsulting.ca]
Sent: Tuesday, November 05, 2013 5:21 PM
To: Bachman, Lawrence C:(BSC)
Cc: Stacey Quigley
Subject: Re: Exelon Corporation
Attachments: revised exelon lod.pdf; ATT1004269.htm

Good afternoon Mr. Bachman:

Please find attached the revised custodial letter as requested. Should you wish a paper copy sent by courier, please advise.

TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Oct. 21st 2013

To Whom It May Concern:

This is to verify that As of Oct. 21st, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 14319 shares of EXELON CORP. Over the past year Qube has held 7593.00 shares of this position and has not fallen below $2,000 at any point in time.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery

Bachman, Lawrence C:(BSC)

From:	Bachman, Lawrence C:(BSC)
Sent:	Tuesday, November 12, 2013 8:01 PM
To:	Ian Quigley
Subject:	RE: Exelon Corporation

Mr. Quigley: Exelon Corporation has received Qube Consulting's revised custodial letter and believes that the revised letter from TD Waterhouse complies with the requirements of the Securities and Exchange Commission. Exelon will seek to exclude Qube's proposal on other grounds and will be requesting a no-action letter from the Securities and Exchange Commission in that regard.

If you wish to discuss Qube's proposal with Exelon we would be happy to do so. Please let me know of some times that work for you and we will set up a call.

Larry Bachman

Assistant General Counsel, Governance

Assistant Secretary

Exelon Corporation

10 S. Dearborn, 49th Floor

Chicago, IL 60603

Phone: 312-394-4485

E-Mail: lawrence.bachman@exeloncorp.com

From: Ian Quigley [mailto:ian@qubeconsulting.ca]
Sent: Tuesday, November 05, 2013 5:21 PM
To: Bachman, Lawrence C:(BSC)
Cc: Stacey Quigley
Subject: Re: Exelon Corporation

Good afternoon Mr. Bachman:

Please find attached the revised custodial letter as requested. Should you wish a paper copy sent by courier, please advise.

Bachman, Lawrence C:(BSC)

From:	Ian Quigley [ian@qubeconsulting.ca]
Sent:	Tuesday, November 12, 2013 10:22 PM
To:	Bachman, Lawrence C:(BSC)
Subject:	Re: Exelon Corporation

Hello Lawrence:

Thanks (sort of) for your recent email. You mention that you have decided to proceed with a no action request on other grounds. Would you be willing to reconsider?

Can you advise the grounds you find to request the exclusion?

Please advise and best regards,

Ian Quigley, MBA
Qube Investment Management Inc.

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688

On Nov 12, 2013, at 7:01 PM, <Lawrence.Bachman@exeloncorp.com> <Lawrence.Bachman@exeloncorp.com> wrote:

Mr. Quigley: Exelon Corporation has received Qube Consulting's revised custodial letter and believes that the revised letter from TD Waterhouse complies with the requirements of the Securities and Exchange Commission. Exelon will seek to exclude Qube's proposal on other grounds and will be requesting a no-action letter from the Securities and Exchange Commission in that regard.

If you wish to discuss Qube's proposal with Exelon we would be happy to do so. Please let me know of some times that work for you and we will set up a call.

Larry Bachman

Assistant General Counsel, Governance

Assistant Secretary

Exelon Corporation

10 S. Dearborn, 49th Floor

Chicago, IL 60603

Phone: 312-394-4485

E-Mail: lawrence.bachman@exeloncorp.com

From: Ian Quigley [mailto:ian@qubeconsulting.ca]
Sent: Tuesday, November 05, 2013 5:21 PM
To: Bachman, Lawrence C:(BSC)
Cc: Stacey Quigley
Subject: Re: Exelon Corporation

Good afternoon Mr. Bachman:

Please find attached the revised custodial letter as requested. Should you wish a paper copy sent by courier, please advise.